

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2015

Via E-mail
Alyson M. Mount
Senior Vice President and Chief Accounting Officer
Entergy New Orleans, Inc.
Entergy New Orleans Storm Recovery Funding I, L.L.C.
1600 Perdido Street
New Orleans, LA 70112

> **Re:** **Entergy New Orleans, Inc.**
> **Entergy New Orleans Storm Recovery Funding I, L.L.C.**
> **Registration Statement on Form S-3**
> **Filed April 10, 2015**
> **File Nos. 333-203320 and 333-203320-01**

Dear Ms. Mount:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. We note that, although you included Tables of Contents, you did not include page numbers in the form of prospectus supplement or the form of prospectus. In your next amendment, please include page numbers throughout. Our comments in this letter refer to page numbers automatically generated on a hard copy printout of the EDGAR filing.

2. Please confirm that the sponsor or any issuing entity previously established, directly or indirectly, by the sponsor or any affiliate of the sponsor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Also, please provide us with the CIK code for

any affiliate of the sponsor that has offered a class of asset-backed securities involving the same asset class as this offering.

3.   Please confirm that all agreements will be filed simultaneously with or prior to the final prospectus, including unqualified legal and tax opinions. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

Form of Prospectus Supplement

Summary of Terms

Securities Offered, page 6

4.   Please revise to identify the various tranches offered by the prospectus and any tranches issued in the same transaction that are not being offered by the prospectus. Refer to Item 1103(a)(3)(i) of Regulation AB.

Priority of Distributions, page 10, and Credit Enhancement – How Funds in the Collection Account Will Be Allocated, page 20

5.   Please describe the payment priorities and allocations among the tranches of securities offered. Refer to Items 1103(a)(3)(vi) and 1113(a)(2) of Regulation AB.

6.   Please identify any events in the transaction agreements that can trigger liquidation or amortization or other performance triggers that would alter the transaction structure or the flow of funds. Refer to Items 1103(a)(3)(vii) and 1113(a)(7) of Regulation AB.

Payment Dates and Interest Accrual, page 11

7.   Please state the expected final and final scheduled maturity date of each tranche of securities offered. Refer to Item 1103(a)(3)(iii) of Regulation AB.

Form of Prospectus

General

8.   Please revise the primary section headings throughout your prospectus to eliminate duplication.

The Depositor, Seller, Initial Servicer and Sponsor, page 60

9.   Please include a description of the sponsor's securitization experience. Refer to Item 1104(c) of Regulation AB.

Entergy New Orleans Storm Recovery Funding I, L.L.C., The Issuing Entity

Our Relationship with ENO, page 67

10.   Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties. Refer to Item 1119 of Regulation AB.

The Trustee, page 82

11.   We note your bracketed placeholder relating to trustee disclosure. Please revise to include a description of the roles and responsibilities of the trustee. Also, please confirm that a description of the trustee's prior experience serving as a trustee for asset-backed securities transactions involving similar pool assets will be provided. Refer to Item 1109 of Regulation AB.

The Sale Agreement

Seller Representations and Warranties, page 88

12.   Please identify which of the representations and warranties in the Sale Agreement that are made by the seller to the issuing entity will be assigned by the issuing entity to the trustee for the benefit of the bondholders.

Where You Can Find More Information, page 109

13.   We note your statements here and elsewhere in the prospectus and prospectus supplement indicating that summaries of certain agreements filed as exhibits may not be complete and are qualified in their entirety by reference to the respective exhibit. As you are responsible for the accuracy of the information in the filing, this type of disclaimer is not appropriate. While disclosure may direct investors to read the entirety of the applicable agreement for a more complete discussion, the description of the material terms of the applicable agreement must be complete. Please revise accordingly and apply this comment to similar statements throughout the prospectus and prospectus supplement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lulu Cheng at (202) 551-3811 or me at (202) 551-3262 with any other questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel

Cc: Dawn A. Balash, Esq.
     Entergy Services, Inc.

     Amy Sunshine, Esq.
     Sidley Austin LLP